

February 7, 2014

Via E-mail
Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcon Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX 77002

**Re: Halcon Resources Corporation
        Form 10-K for the Fiscal Year ended December 31, 2012
        Filed February 28, 2013
        Form 10-Q for the Quarterly Period ended September 30, 2013
        Filed November 4, 2013
        Response letter dated January 20, 2014
        File No. 001-35467**

Dear Mr. Mize:

        We have reviewed your filings and response letter and have the following additional comments.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

        After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 7

Oil and Natural Gas Operations, page 18

1.   We note from your response to comment one in our letter dated December 30, 2013 that after giving effect to property dispositions made in 2013, 6.2 MMboe of proved undeveloped reserves were assigned to locations scheduled to be drilled after lease expiration. We also note the proved reserves assigned to these locations appear to be material to your total proved reserves and significant in relation to your total proved undeveloped reserves. Please refer to FASB ASC 932-235-50-10 and provide disclosure

of the steps you will take to maintain the legal right to those leases with proved undeveloped locations that are not scheduled to be drilled until after lease expiration.

Form 10-Q for the Quarterly Period ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Capital Resources and Liquidity, page 43

2.   We note from your response to prior comment number 7 that you have sought and successfully obtained waivers or amendments to your financial covenants when you anticipated that you might have temporary difficulty maintaining compliance with, or might be unduly limited by one or more covenants. We note from your disclosure that you have highlighted these waivers and amendments, although not necessarily fully discussing the underlying facts leading up to the waivers and amendments. Please revise your disclosure to more fully discuss these underlying facts when necessary to an understanding of your financial condition or change in financial condition. Refer to Item 303(a) of Regulation S-K.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters and John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments on engineering matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director